                                                                    EXHIBIT 99.1

                                 WILLIAMS GP LLC
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                      JUNE 30,        DECEMBER 31,
                                                                                         2002             2001
                                                                                     ------------     ------------

Current assets:
     Cash and cash equivalents .................................................     $     43,019     $     13,837
     Accounts receivable (less allowance for doubtful accounts of $399 and
      $510 at June 30, 2002 and December 31, 2001) .............................           18,160           18,157
     Other accounts receivable .................................................           11,618           10,754
     Affiliate accounts receivable .............................................            7,457            8,765
     Inventory .................................................................            9,508           21,057
    Deferred income taxes-affiliate ............................................               --            1,690
     Other current assets ......................................................            7,895            1,852
                                                                                     ------------     ------------
          Total current assets .................................................           97,657           76,112
Property, plant and equipment, at cost .........................................        1,319,319        1,338,393
     Less: accumulated depreciation ............................................          386,938          374,653
                                                                                     ------------     ------------
          Net property, plant and equipment ....................................          932,381          963,740
Goodwill (less amortization of $145) ...........................................           22,429           22,282
Other intangibles (less amortization of $170 and $310 at June 30, 2002 and
  December 31, 2001) ...........................................................            2,559            2,639
Long-term affiliate receivables ................................................            7,520           21,296
Long-term receivables ..........................................................           11,536            8,809
Long-term affiliate note receivable ............................................          140,000               --
Other noncurrent assets ........................................................            2,682           10,788
                                                                                     ------------     ------------
     Total assets ..............................................................     $  1,216,764     $  1,105,666
                                                                                     ============     ============
Current liabilities:
     Accounts payable ..........................................................           16,582           12,748
     Affiliate accounts payable ................................................           68,241           17,927
     Affiliate income taxes payable ............................................               --            8,544
     Accrued affiliate payroll and benefits ....................................            2,834            5,327
     Accrued taxes other than income ...........................................           12,200            9,948
     Accrued interest payable ..................................................              239              277
     Environmental liabilities .................................................            6,183            8,650
     Deferred revenue ..........................................................            5,940            5,103
     Other current liabilities .................................................            7,294            8,902
     Short-term note payable ...................................................          411,000               --
     Acquisition payable .......................................................               --            8,853
                                                                                     ------------     ------------
          Total current liabilities ............................................          530,513           86,279
Long-term debt .................................................................          148,000          139,500
Long-term affiliate note payable ...............................................               --          138,172
Long-term affiliate payable ....................................................              450            1,262
Deferred income taxes ..........................................................               --          147,029
Other deferred liabilities .....................................................            4,373            6,990
Environmental liabilities ......................................................            8,188            4,479
Minority interest ..............................................................          194,412           90,242
Class B equity securities ......................................................          304,388               --
Commitments and contingencies
Owners' equity .................................................................           26,440          491,713
                                                                                     ------------     ------------
     Total liabilities and owners' equity ......................................     $  1,216,764     $  1,105,666
                                                                                     ============     ============


                             See accompanying notes.

                                 WILLIAMS GP LLC
                      NOTES TO CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


1. BASIS OF PRESENTATION

    In the opinion of management, the accompanying financial statements of Williams GP LLC, which are unaudited, include all normal and recurring adjustments necessary to present fairly the financial position of Williams GP LLC and Williams Energy Partners L.P. (the "Partnership") as of June 30, 2002 and December 31, 2001.

    The historical results for Williams Pipe Line Company ("Williams Pipe Line") include assets and liabilities that were conveyed to and assumed by an affiliate of Williams Pipe Line prior to its acquisition by the Partnership. The assets principally include Williams Pipe Line's interest in and agreements related to Longhorn Partners Pipeline ("Longhorn"), an inactive refinery site at Augusta, Kansas and the ATLAS 2000 software system. The liabilities principally include the environmental liabilities associated with the inactive refinery site in Augusta, Kansas and the current and deferred income taxes and affiliate note payable. The current and deferred income taxes and the affiliate note payable were contributed to the Partnership in the form of a capital contribution by an affiliate of The Williams Companies ("Williams").

    Pursuant to the rules and regulations of the Securities and Exchange Commission, the balance sheets presented do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 10-K for the Partnership for the year ended December 31, 2001.

    Certain amounts in the financial statements for 2001 have been reclassified to conform to the current period's presentation.

2. ORGANIZATION

    Williams Energy Partners L.P. is a Delaware limited partnership that was formed in August 2000, to own, operate and acquire a diversified portfolio of complementary energy assets. At the time of the Partnership's initial public offering in February 2001, the Partnership owned: (a) selected petroleum products terminals previously owned by Williams Energy Ventures, Inc., and (b) an ammonia pipeline system, Williams Ammonia Pipeline Inc., previously owned by Williams Natural Gas Liquids, Inc. ("WNGL"). Prior to the closing of the Partnership's initial public offering in February 2001, Williams Energy Ventures, Inc. was owned by Williams Energy Services, LLC ("WES"). Both WES and WNGL are wholly owned subsidiaries of Williams. Williams GP LLC ("General Partner"), a Delaware limited liability company, was also formed in August 2000, to serve as general partner for the Partnership.

    On February 9, 2001, the Partnership completed its initial public offering of 4 million common units representing limited partner interests in the Partnership at a price of $21.50 per unit. The proceeds of $86.0 million were used to pay underwriting discounts and commissions of $5.6 million and legal, professional fees and costs associated with the initial public offering of $3.1 million, with the remainder used to reduce affiliate note balances with Williams.

    As part of the initial public offering, the underwriters exercised their over-allotment option and purchased 600,000 common units, also at a price of $21.50 per unit. The net proceeds of $12.1 million, after underwriting discounts and commissions of $0.8 million, from this over-allotment option were used to redeem 600,000 of the common units held by WES to reimburse it for capital expenditures related to the Partnership's assets. The Partnership maintained the historical costs of the net assets in connection with the initial public offering. Following the exercise of the underwriters' over-allotment option, 40% of the Partnership was owned by the public and 60%, including the General Partner's ownership, was owned by affiliates of the Partnership. Generally, the limited partners' liability in the Partnership is limited to their investment.

    On April 11, 2002, the Partnership acquired all of the membership interests of Williams Pipe Line for approximately $1.0 billion (see Note 3 - Acquisitions). Because Williams Pipe Line was an affiliate of the Partnership at the time of the acquisition, the transaction was between entities under common control and, as such, has been accounted for similarly to a pooling of interests. Accordingly, the consolidated financial statements and notes of the Partnership have been restated to reflect the combined historical results of operations, financial position and cash flows of Williams Energy Partners and Williams Pipe Line throughout the periods presented. Williams Pipe Line's operations are presented as a separate operating segment of the Partnership.

    On April 11, 2002, the Partnership issued 7,830,924 Class B units representing limited partner interests to its general partner, Williams GP LLC. The securities, valued at $304.4 million, were issued as partial payment for the acquisition of Williams Pipe Line (See Note 3 - Acquisitions). The Partnership has the right to redeem the Class B units for cash based on the 15-day average closing price of the common units prior to the redemption date. If the Class B units are not redeemed by April 11, 2003, upon the request of the General Partner and approval of the holders of a majority of the common units voting at a meeting of the unitholders, the Class B units will convert into common units. If the approval of the conversion by the common unitholders is not obtained within 120 days of our General Partner's request, our General Partner will be entitled to receive distributions with respect to its Class B units, on a per unit basis, equal to 115% of the amount of distributions paid on a common unit.

    In May 2002, the Partnership issued 8 million common units representing limited partner interests in the Partnership at a price of $37.15 per unit. A portion of the total proceeds of $297.2 million was used to pay underwriting discounts and commissions of $12.6 million. Legal, professional fees and costs associated with this offering are estimated at $1.5 million. The remaining cash proceeds were used to partially repay the $700.0 million short-term note assumed by the Partnership to help finance the Williams Pipe Line Company acquisition (see Note 6 - Debt).

    3. ACQUISITIONS

    On April 11, 2002, the Partnership acquired all of the membership interests of Williams Pipe Line for approximately $1.0 billion. The Partnership financed the transaction through short-term debt and equity issued to Williams. Consideration of $304.4 million was given to Williams in the form of Class B units representing limited partner interests in the Partnership issued to the General Partner. Williams retained $15.0 million of Williams Pipe Line's accounts receivable and the remaining $680.6 million of the consideration for Williams Pipe Line was settled by the Partnership remitting to Williams $674.4 million in cash, after netting Williams' $6.2 million required contribution to maintain its 2% general partner interest. The Partnership borrowed $700.0 million from a group of financial institutions, paid Williams Energy Services $674.4 million and used $7.1 million of the borrowed funds to pay debt fees. The Partnership reserved $3.5 million of the borrowed funds to pay transaction costs and retained $15.0 million of the funds to meet working capital needs.

    As a result of recording Williams Pipe Line's assets and liabilities at their historical book values, as required by generally accepted accounting principles, while acquiring Williams Pipe Line at market value, the General Partner's capital account was decreased by $415.1 million. Because of this unusual adjustment, the Partnership's debt to total capitalization ratio is 56.8%; however, excluding this adjustment, the debt to total capitalization ratio is 39.9%.

    In May, the Partnership issued 8.0 million common units, representing limited partner interests, to the public for proceeds of $297.2 million. Associated with this offering, Williams paid the Partnership $6.2 million to maintain its 2% general partner interest. After paying underwriting discounts and commissions and estimated legal, professional fees and other associated offering costs, the Partnership made a $289.0 million payment on the $700.0 million acquisition borrowing, leaving a balance of $411.0 million.

    4. RELATED PARTY TRANSACTIONS

    Williams Energy Marketing & Trading Company, Williams BioEnergy, LLC and Williams Refining & Marketing, LLC, subsidiaries of Williams and affiliates of the Partnership, are significant customers of Williams Pipe Line. Williams Energy Marketing & Trading Company and Williams Refining & Marketing, LLC are significant customers at our petroleum products terminals. The accounts receivable balances of all affiliates of the Partnership accounted for 21% of total receivables as of June 30, 2002 and 23% at December 31, 2001. The services we provide them are conducted pursuant to various contracts between them and the Partnership.

     The affiliate payable at both June 30, 2002 and December 31, 2001, primarily represents amounts owed to affiliates for general and administrative expenses and operational costs of the Partnership incurred on the General Partner's and Partnership's behalf. Affiliate payroll and benefit costs are amounts due to affiliate companies for salary and wages and associated charges for employees directly assigned to the Partnership. Long-term affiliate payables represent amounts due to an affiliate for certain non-compete agreements and for amounts associated with long-term incentive compensation.

     On April 11, 2002, the General Partner loaned WES $140.0 million. This loan, due on April 11, 2017, carries an interest rate, adjusted monthly, equal to the Eurodollar rate plus an applicable margin, based on Williams' average borrowing costs.

    5. INVENTORIES

    Inventories at June 30, 2002 and December 31, 2001 were as follows (in thousands):

                                        JUNE 30,   DECEMBER 31,
                                         2002          2001
                                        --------   ------------
   Refined petroleum products .....     $  4,760     $  5,926
   Natural gas liquids ............        3,304       14,210
   Additives ......................        1,037          480
   Other ..........................          407          441
                                        --------     --------
        Total inventories .........     $  9,508     $ 21,057
                                        ========     ========

    The decrease in the natural gas liquids inventory is the result of the Partnership changing its butane blending operations to that of a service provider only.

    6. DEBT

    At June 30, 2002, the Partnership had a $175.0 million bank credit facility with $148.0 million borrowed under that facility and $27.0 million of additional borrowing capacity. The credit facility was comprised of a $90.0 million term loan facility and an $85.0 million revolving credit facility, which includes a $73.0 million acquisition sub-facility and a $12.0 million working capital sub-facility. As of June 30, 2002, the Partnership had borrowed $90.0 million under the term loan facility and $58.0 million under the acquisition facility. The credit facility's term extends through February 5, 2004, with all amounts due at that time. Borrowings under the credit facility carry an interest rate equal to the Eurodollar rate plus a spread from 1.0% to 1.5%, depending on Williams OLP, L.P.'s ("OLP") leverage ratio. Interest is also assessed on the unused portion of the credit facility at a rate from 0.2% to 0.4%, depending on the OLP's leverage ratio. The OLP's leverage ratio is defined as the ratio of consolidated total debt to consolidated earnings before interest, income taxes, depreciation and amortization for the period of the four fiscal quarters ending on such date. Closing fees associated with the initiation of the credit facility were $0.9 million, which are being amortized over the life of the facility. The average interest rates at June 30, 2002 and 2001 were 3.3% and 5.6%, respectively, on the credit facility.

    In April 2002, the Partnership borrowed $700.0 million from a group of financial institutions. This note, used to help finance the Partnership's acquisition of Williams Pipe Line, has a maturity date of October 8, 2002 and carries an interest rate, adjusted monthly, equal to the Eurodollar rate plus 2.5%. On August 8, 2002 the rate on this short-term note increases to the Eurodollar rate plus 4.0%. The interest rate on this note at June 30, 2002, was 4.3%. Closing fees associated with the note were $7.1 million and are being amortized over the life of the note. In the current quarter, the Partnership amortized $4.8 million of the debt closing fees associated with this short-term note. In May 2002, the Partnership issued 8.0 million common units to the public. The net proceeds of $283.1 million, after underwriting discounts and commissions and estimated legal, professional fees and other associated offering costs, were used to partially repay the note. Also, the Partnership made an additional $6.0 million partial repayment in June 2002 from the funds received from Williams to maintain its 2% general partner interest following the equity issuance. The net short-term borrowings as of June 30, 2002, were $411.0 million.

    7. COMMITMENTS AND CONTINGENCIES

    WES has agreed to indemnify the Partnership against any covered environmental losses, up to $15.0 million, relating to assets it contributed to the Partnership at the time of the initial public offering that arose prior to February 9, 2001, that become known within three years after February 9, 2001, and that exceed all amounts recovered or recoverable by the Partnership under contractual indemnities from third parties or under any applicable insurance policies. Covered environmental losses are those non-contingent terminal and ammonia system environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations of, or performance of remediation required by, environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001.

    In connection with the acquisition of Williams Pipe Line, WES agreed to indemnify the Partnership for any breach of a representation or warranty that results in losses and damages of up to $110.0 million after the payment of a $6.0 million deductible. With respect to any amount exceeding $110.0 million, WES will be responsible for one-half of that amount up to $140.0 million. In no event will WES' liability exceed $125.0 million. These indemnification obligations will survive for one year, except that those relating to employees and employee benefits will survive for the applicable statute of limitations and those relating to real property, including title to WES' assets, will survive for ten years. This indemnity also provides that the Partnership will be indemnified for an unlimited amount of losses and damages related to tax liabilities. In addition, any losses and damages related to environmental liabilities that arose prior to the acquisition will be subject only to a $2.0 million deductible, which will survive for six years.

    Estimated liabilities for environmental costs were $14.4 million and $16.9 million at June 30, 2002 and December 31, 2001, respectively. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next two to five years. Receivables associated with these environmental liabilities of $12.5 million and $5.1 million at June 30, 2002 and December 31, 2001, respectively, have been recognized as recoverable from affiliates and third parties. These estimates, provided on an undiscounted basis, were determined based primarily on data provided by a third-party environmental evaluation service. These liabilities have been classified as current or non-current based on management's estimates regarding the timing of actual payments.

    In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Amerada Hess Corporation ("Hess"), Hess has disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets acquired by the Partnership, which arise under environmental law. In the event that any pre-acquisition releases of hazardous substances at the Partnership's Corpus Christi and Galena Park, Texas and Marrero, Louisiana marine terminal facilities that were unknown at closing but subsequently identified by the Partnership prior to July 30, 2004, the Partnership will be liable for the first $2.5 million of environmental liabilities, Hess will be liable for the next $12.5 million of losses and the Partnership will assume responsibility for any losses in excess of $15.0 million. Also, Hess agreed to indemnify the Partnership through July 30, 2014, against all known and required environmental remediation costs at the Corpus Christi and Galena Park, Texas marine terminal facilities from any matters related to pre-acquisition actions. Hess has indemnified the Partnership for a variety of pre-acquisition fines and claims that may be imposed or asserted against the Partnership under certain environmental laws. At both June 30, 2002 and December 31, 2001, the Partnership had accrued $0.6 million for costs that may not be recoverable under Hess' indemnification.

    During 2001, the Partnership recorded an environmental liability of $2.6 million at its New Haven, Connecticut facility, which was acquired in September 2000. This liability was based on third-party environmental engineering estimates completed as part of a Phase II environmental assessment, routinely required by the State of Connecticut to be conducted by the purchaser following the acquisition of a petroleum storage facility. The Partnership has begun a Phase III environmental assessment at this facility, which is expected to be completed during the third quarter of 2002, and the environmental liability could change materially based on this more thorough analysis. The seller of these assets agreed to indemnify the Partnership for certain of these environmental liabilities. In addition, the Partnership purchased insurance for up to $25.0 million of environmental liabilities associated with these assets, which carries a deductible of $0.3 million. Any environmental liabilities at this location not covered by the seller's indemnity and not covered by insurance are covered by the WES environmental indemnifications to the Partnership, subject to the $15.0 million limitation.

     As a result of an Environmental Protection Agency investigation and associated report of benzene contamination in Corpus Christi, Texas, Elementis Chromium Inc. brought suit against El Paso CGP Company ("El Paso"), formerly Coastal Corporation, Hess, Citgo Petroleum Corporation and Koch Industries, Inc. asserting that these entities should share liability for the associated clean up and remediation costs. As a result of being named in the suit, El Paso sent a demand letter to the Partnership which presented a claim for $5.3 million, representing El Paso's costs to date. El Paso has asserted that the property acquired by the Partnership from Hess in 1999 is a contributing source of benzene contamination from historical Hess operations and the terminal facility, which currently operates on that site. The Partnership has denied responsibility for any of the contamination at issue in this litigation and believes that any contamination that may have migrated from the property was present at the time the property was purchased from Hess. The Partnership has subsequently received from Hess a complete indemnification and, as such, believes that El Paso's claim against Partnership will not have a material impact on the financial position, results of operations or cash flows of the Partnership.

    During 2001, the Environmental Protection Agency ("EPA"), pursuant to
Section 308 of the Clean Water Act, preliminarily determined that Williams may have systemic problems with oil discharges from pipeline operations. The inquiry primarily focused on Williams Pipe Line, which was subsequently acquired by the Partnership. The response to the EPA's information request was submitted during November 2001. Any claims the EPA may assert, relative to this inquiry, would be covered by the Partnership's environmental indemnifications with Williams.

    WNGL will indemnify the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after the initial public offering closing date. WES has also indemnified the Partnership for right-of-way defects or failures associated with the marine terminal facilities at Galena Park, Corpus Christi and Marrero for 15 years after the initial public offering closing date. In addition, WES has indemnified the Partnership for right-of-way defects or failures in Williams Pipe Line's easements for 10 years after the closing date of its acquisition by the Partnership up to a maximum of $125.0 million with a deductible of $6.0 million. This $125.0 million amount will also be subject to indemnification claims made by the Partnership for breaches of other representations and warranties.

    On May 31, 2002, Farmland Industries, Inc. ("Farmland") and several of its subsidiaries filed for Chapter 11 bankruptcy protection. Farmland, the largest customer on the ammonia pipeline system, is also a customer of Williams Pipe Line and petroleum products terminals. Prior to Farmland's bankruptcy filing, the Partnership placed Farmland on a pre-payment basis for its ammonia shipments. As a result, the receivable amount owed by Farmland to the Partnership at June 30, 2002 was less than $0.1 million. The Partnership received approximately $2.3 million in payments from Farmland during the preference period prior to Farmland filing for bankruptcy. Management believes that the Partnership will not be required to reimburse these funds to the bankruptcy trustee because they were received in the ordinary course of business with Farmland.

    The Partnership is party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon the Partnership's future financial position, results of operations or cash flows.

    8. RESTRICTED UNITS

    In February 2001, the General Partner adopted the Williams Energy Partners' Long-Term Incentive Plan for Williams' employees who perform services for Williams Energy Partners L.P. and directors of the General Partner. The Long-Term Incentive Plan consists of two components, phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 700,000 common units. The Long-Term Incentive Plan is administered by the compensation committee of the General Partner's board of directors.

    In April 2001, the General Partner issued grants of 92,500 restricted units, which are also referred to as phantom units, to certain key employees associated with the Partnership's initial public offering in February 2001. These one-time initial public offering phantom units will vest over a 34-month period ending on February 9, 2004, and are subject to forfeiture if employment is terminated prior to vesting. These units are subject to early vesting if the Partnership achieves certain performance measures. The Partnership achieved the first of two performance measures in February 2002 and as a result, 46,250 of the phantom units vested, resulting in a charge to compensation expense of approximately $1.0 million. The Partnership recognized additional compensation expense of $0.1 million and $0.3 million related to the remaining non-vested units associated with these grants in the three and six months ended June 30, 2002, respectively. The Partnership expects that in the fourth quarter of 2002 it will achieve the final performance measure associated with initial public offering unit awards and that the remaining awards will vest at that time. The Partnership expects that it will recognize an expense of $0.7 million associated with the vesting of these awards. The fair market value of the phantom units associated with this grant was $2.8 million on the grant date.

    In April 2001, the General Partner issued grants of 64,200 phantom units associated with the annual incentive compensation plan. The actual number of units that will be awarded under this grant will be determined by the Partnership on February 9, 2004. At that time, the Partnership will assess whether certain performance criteria have been met and determine the number of units that will be awarded, which could range from zero units up to a total of 128,400 units. These units are also subject to forfeiture if employment is terminated prior to February 9, 2004. These awards do not have an early vesting feature, unless there is a change in control of the Partnership's general partner. The Partnership is assuming that the full 128,400 will ultimately be awarded and recognized $0.2 million and $0.5 million of deferred compensation expense associated with these awards for the three months and six months ended June 30, 2002. The fair market value of the phantom units associated with this grant was $4.3 million on June 30, 2002.

    9. DISTRIBUTIONS

    Distributions paid by the Partnership during 2001 and 2002 are as follows:

                             DATE
                             CASH               PER UNIT CASH             TOTAL
                          DISTRIBUTION           DISTRIBUTION             CASH
                              PAID                  AMOUNT             DISTRIBUTION
                          ------------          -------------          ------------
                            05/15/01      (a)      $0.2920             $ 3.4 million
                            08/14/01               $0.5625             $ 6.5 million
                            11/14/01               $0.5775             $ 6.7 million
                            02/14/02               $0.5900             $ 6.9 million
                            05/15/02               $0.6125             $ 7.2 million
                            08/14/02      (b)      $0.6750             $19.2 million

    (a) This distribution represented the prorated minimum quarterly distribution for the 50-day period following the initial public offering closing date, which included February 10, 2001 through March 31, 2001.

    (b) The General Partner declared this cash distribution on July 24, 2002, to be paid on August 14, 2002, to unitholders of record at the close of business on August 5, 2002. Total cash distributions of $19.2 million include $5.3 million of distributions associated with the Class B units. These distributions will be reserved but will not be actually distributed until the short-term note, used to help finance the Williams Pipe Line acquisition, is paid off. This short-note note matures in October 2002 but the Partnership expects to pay the note off during the third quarter of 2002. The $19.2 million cash distribution includes an incentive distribution to the Partnership's General Partner of $0.5 million.

    10. SUBSEQUENT EVENTS

    The Board of Directors of the Partnership's General Partner approved 22,150 units associated with the 2002 incentive compensation plan. Based on the closing price of $33.50 per unit at June 30, 2002, these units were valued at $0.7 million. The Partnership will begin expensing the costs associated with these units in the third quarter of 2002

     On July 30, 2002, the Partnership entered into a throughput and deficiency agreement with a connecting carrier, which provides the Partnership with space on the connecting carrier's pipeline. The agreement runs until December 31, 2005, and obligates the Partnership to pay approximately $1.2 million per year for pipeline tariffs, or a total obligation for the length of the agreement of approximately $6.0 million.